SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           REGENCY REALTY CORPORATION
                                 (Name of Issuer)


                           COMMON STOCK, $0.01 PAR VALUE
                          (Title of Class of Securities)


                                  758939 10 2
                                  (CUSIP Number)


                                  PAUL E. SZUREK
                           SECURITY CAPITAL U.S. REALTY
                                 69, ROUTE D'ESCH
                                L-1470 LUXEMBOURG


                                 (352) 48 78 78
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 11, 1996
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Sche-dule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d--
         1(b)(3) or (4), check the following box /   /.

         Check the following box if a fee is being paid with this state-ment / X /. (A fee is not required only if the reporting per-son: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               Note:  Six copies of this statement, including all
             exhibits, should be filed with the Commission.  See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                Page 1 of 11 Pages




           CUSIP No. 758939 10 2         13D        Page 2 of 11 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL U.S. REALTY
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                  7,618,500 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                     7,618,500
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               7,618,500 (SEE ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              53.1% (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT




           CUSIP No. 758939 10 2         13D        Page 3 of 11 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL HOLDINGS S.A.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                  7,618,500 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                     7,618,500
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               7,618,500 (SEE ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              53.1% (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT








         ITEM 1.  SECURITY AND ISSUER.

                  This Statement relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Regency Realty Cor-poration, a Florida corporation ("Regency"). The principal executive offices of Regency are located at 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202.

         ITEM 2.  IDENTITY AND BACKGROUND.

                  This Statement is filed by Security Capital U.S. Re-alty ("Security Capital U.S. Realty"), a corporation organized and existing under the laws of Luxembourg, and by Security Cap-ital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned sub-sidiary of Security Capital U.S. Realty (together with Security Capital U.S. Realty, "USRealty"). The business objective of USRealty is to become Europe's preeminent publicly-held real estate operating company with strategic investments in leading "value-added" real estate operating companies in the United States. USRealty intends to acquire 25% to 45% of the common stock of a limited number of U.S. real estate operating compa-nies with specific market niches and the potential to be lead-ers in their respective peer groups. USRealty intends to maxi-mize shareholder returns in these companies by investing suf-ficient capital and, by obtaining representation on the boards of directors and committees thereof, participating with manage-ments in developing and implementing strategies for long-term growth in per share operating results. The principal offices of USRealty are located at 69, route d'Esch, L-1470, Luxem-bourg.

                  During the last five years, to the best of USRealty's knowledge, neither USRealty nor any of its executive officers or directors has been convicted in a criminal proceeding (ex-cluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which USRealty or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or man-dating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

              Each executive officer and each director of USRealty is a citizen of the United States but, with the exception of one director, all executive officers and directors are residents of various European countries. The name, business address, and present principal occupation (including the name, principal business and address of the corporation or organization in










         which such employment is conducted) of each executive officer and director is set forth in Exhibit 1 to this Schedule 13D and is specifically incorporated herein by reference.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Prior to February 3, 1996, USRealty purchased in stock market transactions 119,100 shares of Common Stock for an ag-gregate purchase price of $1,912,746 (including commissions). These funds were general capital funds of USRealty.

                  Pursuant to a Stock Purchase Agreement, dated as of June 11, 1996, by and among Regency, Security Capital U.S. Re-alty and Holdings (the "Stock Purchase Agreement"), subject to the terms and conditions thereof, Regency has agreed to sell and USRealty has agreed to purchase up to 7,499,400 shares of Common Stock (such Common Stock, the "Shares"). Security Capi-tal U.S. Realty has agreed to advance to Holdings the funds necessary to purchase the Shares as required by the Stock Pur-chase Agreement, and has guaranteed the performance by Holdings of its obligations thereunder.

                  The aggregate purchase price for the Shares to be paid to Regency is up to $132,176,925 (the "Total Equity Commit-ment"). These funds will be obtained by USRealty from cash on hand and from draw downs under USRealty's $200,000,000 revolv-ing credit facility pursuant to a Facility Agreement (the "Fa-cility Agreement"), dated June 12, 1996, by and among Security Capital U.S. Realty, Holdings, Commerzbank Aktiengesellschaft, as arranger and collateral agent, Commerzbank International S.A., as administrative agent and the financial institutions listed in Schedule 1 thereto.

                  A copy of the Stock Purchase Agreement, and the vari-ous Exhibits thereto, is attached hereto as Exhibit 2 and is specifically incorporated herein by reference, and the descrip-tion herein of such agreement and the Exhibits thereto is qual-ified in its entirety by reference to such agreement and Exhib-its. A copy of the Facility Agreement is attached hereto as
         Exhibit 4 and is specifically incorporated herein by reference, and the description herein of such agreement is qualified in its entirety by reference to such agreement.

         ITEM 4.  PURPOSE OF TRANSACTION.

                  The purchase of the Shares is for the purpose of own-ership and not with a view to or for sale in connection with any distribution thereof. USRealty has no present intention or plan to effect any distribution of the Shares.











                  Pursuant to the Stock Purchase Agreement, subject to certain conditions described below, USRealty will purchase 934,400 Shares (the "Initial Purchase") at a price of $17.625 per share at the initial closing under the Stock Purchase Agreement. Thereafter, subject to the terms of the Stock Pur-chase Agreement, at such time as Regency may determine (i) prior to December 1, 1996, USRealty will purchase 2,717,400 Shares (the "Second Purchase") at a price of $17.625 per share, provided that if the Second Purchase shall not have occurred by December 1, 1996, US Realty will have the right, at its elec-tion, to cause the Second Purchase on or before December 31, 1996, and (ii) prior to June 1, 1997, US Realty will purchase up to the remaining 3,847,600 Shares in minimum tranches of $30 million (each, and individually, a "Subsequent Purchase") at a price of $17.625 per share, provided that if the Subsequent Purchases shall not have occurred by June 1, 1997, USRealty will have the right, at its election, to make the Subsequent Purchases on or before June 30, 1997.

                  The Stock Purchase Agreement also provides that Re-gency will submit to a vote of its shareholders for their ap-proval a proposed amendment to Regency's charter to, among other things, relax the ownership limitations therein with re-spect to USRealty and certain affiliates and transferees and to make certain other modifications to facilitate Regency's con-tinued qualification as a domestically controlled real estate investment trust for federal income tax purposes (a "REIT").

                  The initial closing is subject to various conditions, including (i) an irrevocable waiver of application to USRealty of the ownership limitations contained in the Company's charter with respect to the Initial Shares plus 119,100 shares of Com-mon Stock owned by USRealty as of June 11, 1996, (ii) the con-tinued treatment of Regency as a REIT, and (iii) satisfaction of various customary conditions. In addition, if the initial closing shall not have occurred on or prior to October 31, 1996, the Stock Purchase Agreement may be terminated by either party, unless such party is then in default thereunder. The closings of the Second Purchase and each Subsequent Purchase are subject to various conditions, including (i) approval by Regency's shareholders of the transaction contemplated by the Stock Purchase Agreement, (ii) approval by Regency's sharehold-ers of the proposed amendment to Regency's charter to amend the ownership limitations to permit USRealty to acquire up to 45% of the capital stock of Regency and to make certain other modi-fications to facilitate Regency's continued qualification as a REIT, (iii) the continued treatment of Regency as a REIT, and
         (iv) satisfaction of various customary conditions.












                  The Stock Purchase Agreement contemplates that the parties will enter into a Stockholders Agreement and a Regis-tration Rights Agreement at the initial closing. Forms of such agreements are attached as Exhibits to the Stock Purchase Agreement filed as an exhibit hereto, are specifically incorpo-rated herein by reference, and the description herein of such agreements is qualified in its entirety by reference to such agreements. Pursuant to the Stockholders Agreement, USRealty will be entitled to certain rights and will be subject to cer-tain restrictions, including the following: (i) from and after the date on which Regency's shareholders approve the transac-tions contemplated by the Stock Purchase Agreement (the "Share-holder Approval Date") until the next annual or special meeting at which any directors are to be elected, USRealty will have the right to have two directors on Regency's board of direc-tors, and after such next annual or special meeting until such time as USRealty no longer owns at least 20% of the outstanding Common Stock or, if earlier, the expiration of the standstill period described in (iv) below, USRealty will generally have the right to nominate its proportionate share of Regency's board of directors (but in no event more than 49% of the directors), (ii) from and after the Shareholder Approval Date until USRealty no longer owns at least 20% of the outstanding Common Stock, USRealty will have the right to obtain certain operating and financial information, (iii) from and after the Shareholder Approval Date until USRealty no longer owns at least 15% of the outstanding Common Stock, USRealty will have the right to participate in Regency's future security offerings by purchasing its proportionate share of the securities offered therein, (iv) during a standstill period of five years (which period is subject to early termination in certain circumstances but, if not terminated early, shall be automatically extended for one-year increments unless USRealty gives Regency 270 days' notice cancelling such extensions or unless sooner terminated upon certain events), USRealty will be subject to certain limitations and restrictions relating to voting of its shares of Common Stock, acquisitions of additional shares of Common Stock (generally limited to 45% of the outstanding shares of Common Stock), transfers of its shares of Common Stock and various other matters, and (v) as long as USRealty owns 20% of the outstanding shares of Common Stock and as long as the standstill period (including extensions) is in effect, Regency may not take certain specified corporate actions relating to incurrence of indebtedness, third party property management, investments outside the retail shopping center industry and REIT termination. Moreover, pursuant to the Stockholders Agreement, from and after the Shareholder Approval Date until USRealty does not own at least 20% of the outstanding Common Stock, USRealty will consult with and advise Regency on certain matters including those concerning Regency's business strategy, financing arrangements, acquisition opportunities and investor relations. Pursuant to the Registration Rights Agreement, Regency will










         grant USRealty certain registration rights to facilitate the resale of its Shares under certain conditions and certain tag-along rights to sell a portion of its Shares in connection with certain extraordinary issuances of stock by Regency.

                  Except as set forth in this Item 4, USRealty presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  As of June 11, 1996 USRealty may be deemed to ben-eficially own up to 7,618,500 shares of Common Stock because of USRealty's right to acquire up to 7,499,400 of such shares pur-suant to and subject to the terms and conditions of the Stock Purchase Agreement and because of USRealty's ownership of an additional 119,100 shares of Common Stock as of June 11, 1996. If USRealty acquires such additional 7,499,400 Shares, USRealty will own approximately 53.1% of the outstanding Common Stock, and approximately 43.1% on a fully diluted basis, based on the number of outstanding shares of Common Stock, and the number of outstanding options and other securities convertible into Com-mon Stock. Security Capital Group Incorporated is the largest holder of the outstanding interests in Security Capital U.S. Realty (although such ownership is less than 40%) and may, for purposes of United States securities laws, be deemed to control Security Capital U.S. Realty. Security Capital Group Incorpo-rated disclaims beneficial ownership of the Shares to be ac-quired by USRealty.

                  Prior to February 3, 1996, USRealty purchased 119,100 shares of Common Stock for an aggregate purchase price of $1,912,746 (including commissions) through stock market trans-actions using general capital funds of USRealty.

                  Except as set forth in this Item 5, to the best knowl-edge and belief of USRealty, no transactions involving Common Stock have been effected during the past 60 days by USRealty or by its directors, executive officers or controlling persons.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  As described above in Item 4, the Stock Purchase Agreement, the Stockholders Agreement and the Registration Rights Agreement among Regency, Security Capital U.S. Realty and Holdings provide for various rights and restrictions with respect to Regency's Common Stock.











                  A copy of the Stock Purchase Agreement, and the vari-ous Exhibits thereto (including the forms of the Stockholders Agreement and the Registration Rights Agreement), is attached hereto as Exhibit 2 and is specifically incorporated herein by reference, and the description herein of such agreement and the Exhibits thereto is qualified in its entirety by reference to such agreement and Exhibits.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              The following Exhibits are filed as part of this Schedule
         13D:

         Exhibit 1 -   Name, Business Address, and Present Principal
                       Occupation of Each Executive Officer and Director of Security Capital U.S. Realty and of Security
                       Capital Holdings S.A.

         Exhibit 2 -   Stock Purchase Agreement, dated as of June 11,
                       1996, by and among Regency Realty Corporation,
                       Security Capital Holdings S.A. and Security Capi-tal U.S. Realty

         Exhibit 3 -   Joint filing agreement pursuant to 13d-1(f)(1)

         Exhibit 4 -   Facility Agreement, dated June 12, 1996, by and
                       among Security Capital U.S. Realty, Security
                       Capital Holdings S.A., Commerzbank Aktiengesell-schaft, as arranger and collateral agent, Com-merzbank International S.A., as administrative agent and the financial institutions listed in Scedule 1 thereto






























                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       SECURITY CAPITAL U.S. REALTY



                                       By: /s/ Paul E. Szurek
                                          Name: Paul E. Szurek
                                          Title: Managing Director



                                       SECURITY CAPITAL HOLDINGS S.A.



                                       By: /s/ Paul E. Szurek
                                          Name: Paul E. Szurek
                                          Title: Managing Director

         June 21, 1996
































                                   EXHIBIT INDEX


                                                               SEQUENTIAL
         EXHIBIT                DESCRIPTION                    PAGE NO.

           1        Name, Business Address, and Present
                    Principal Occupation of Each Executive
                    Officer and Director of Security Capital
                    U.S. Realty and of Security Capital
                    Holdings S.A.

           2        Stock Purchase Agreement, dated as of
                    June 11, 1996, by and among Regency Realty
                    Corporation, Security Capital U.S. Realty and Security Capital Holdings S.A.

           3        Joint filing agreement pursuant to
                    13d-1(f)(1)

           4 Facility Agreement, dated June 12, 1996, by and among Security Capital U.S. Realty, Security Capital Holdings S.A., Commerzbank Aktiengesellschaft, as arranger and collateral agent, Commerzbank International S.A., as administrative agent and the financial institutions listed in Scedule 1 thereto.


























                                       -11-